Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

NOT FOR DISTRIBUTION IN THE UNITED STATES OR DISSEMINATION

THROUGH U.S. NEWS OR WIRE SERVICES

Cameco Completes $400 Million Debenture Offering and

Announces Redemption of Senior Debentures Due 2022

Saskatoon, Saskatchewan, Canada, October 21, 2020    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it has completed its previously announced private placement of debentures (the “Offering”) consisting of $400 million aggregate principal amount of 2.95% Senior Unsecured Debentures, Series H maturing on October 21, 2027 (the “Series H Debentures”). The Series H Debentures bear interest at a rate of 2.95% per annum, payable semi-annually in arrears on April 21 and October 21 of each year, with the first interest payment on April 21, 2021. The Series H Debentures were offered on an agency basis by a syndicate of agents led by RBC Capital Markets, TD Securities Inc. and CIBC Capital Markets.

Cameco also announced today that it has provided to CDS Clearing and Depository Services Inc. (“CDS”) and CIBC Mellon Trust Company a notice of redemption for the redemption of all of its outstanding 3.75% Senior Unsecured Debentures, Series E due November 14, 2022 (the “Series E Debentures”), which redemption will be completed on or about November 20, 2020 (the “Redemption”). The Series E Debentures were issued under a trust indenture between Cameco and CIBC Mellon Trust Company dated July 12, 1999, as supplemented by a supplemental indenture dated November 14, 2012 (collectively, the “Indenture”). The Redemption is being made in accordance with the terms of the Indenture.

The redemption price, under the Indenture, is based on the yield for a Government of Canada bond with the equivalent term to maturity of the Series E Debentures plus 0.485%. The following is the redemption price, accrued and unpaid interest and total redemption payment amount for each $1,000 of principal (to three decimal places):

Series E Debentures

Redemption price	$1059.640
Accrued and unpaid interest from Nov. 14, 2020 up to but not including Nov. 20, 2020	$0.616

Total redemption payment	$1060.256

Cameco will make the regularly scheduled interest payment on the Series E Debentures on November 14, 2020. Non-registered holders (brokerage firms or other financial institutions) of the Series E Debentures that maintain their interest through CDS should contact their CDS customer service representative with any questions about the Redemption. Beneficial holders of the Series E Debentures with questions about the Redemption should contact their respective brokerage firm or financial institution, which holds interests in the Series E Debentures on their behalf.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Series H Debentures in any jurisdiction. The Series H Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any other jurisdiction, and may not be offered or sold in the United States, or to or for the account or benefit of a U.S. person, absent registration under, or an applicable exemption from the registration requirements of, the U.S. Securities Act.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

The statements contained in this news release regarding the Redemption, including the expected date of the Redemption, are “forward-looking information” or forward-looking statements under Canadian and U.S. securities laws. They are subject to the risk that the Redemption will not be completed as planned. This forward-looking information assumes that the Redemption will be successfully effected in accordance with the redemption provisions of the Indenture. We will not necessarily update this information unless we are required to by securities laws.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com